February 16, 2024

via EDGAR

Ms. Amy Geddes
Mr. Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re: Vince Holding Corp.

Form 10-K for Fiscal Year Ended January 28, 2023

Filed April 28, 2023

Form 10-Q for Quarterly Period Ended October 28, 2023

Filed December 7, 2023

File No. 001-36212

Dear Ms. Geddes and Mr. Jones:

We are in receipt of your letter dated January 26, 2024 regarding the Annual Report on Form 10-K for the fiscal year ended January 28, 2023 (the “Annual Report”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2023 (the “Quarterly Report”) of Vince Holding Corp. (the “Company”) and appreciate the efforts of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in the review process of these filings and in assisting us with enhancing the overall disclosures of the Company’s filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Company’s responses, I have included each of the SEC’s comments and provided the Company’s responses below each comment. All numbers appearing in this letter, unless otherwise noted, are in thousands.

Form 10-Q for the Quarterly Period Ended October 28, 2023
Condensed Consolidated Statements of Cash Flows, page 8

1.
Please tell us if any capitalized PIK interest is included in any repayment of borrowings reported in the financing section of this statement for either the nine months ended October 28, 2023 or fiscal year ended January 28, 2023.

Company Response:

Capitalized PIK interest relates solely to our third lien facility as described in Note 5. Long-Term Debt and Financing Arrangements - Third Lien Credit Facility to the Unaudited Condensed Consolidated Financial Statements included in the Quarterly Report. There have been no repayments of borrowings related to our third lien facility for either the nine months ended October 28, 2023 or fiscal year ended January 28, 2023. Therefore, there is no capitalized PIK interest included in any repayment of borrowings reported in the financing section of the statement of cash flows for either the nine months ended October 28, 2023 or fiscal year ended January 28, 2023.

Notes to the Unaudited Condensed Consolidated Financial Statements Note 1. Description of Business and Basis of Presentation

F. Recent Transactions

Sale of Vince Intellectual Property, page 10

2.
You sold the intellectual property of Vince, LLC ("Licensed Property") with carrying value of $69,957 for aggregate consideration of $102,000 and recognized a gain of $32,043 in the current period ended. We note simultaneous with this transaction you entered into a license agreement for the Licensed Property for an initial period of ten years. With regard to these transactions, please tell us:

o
The business purpose of these transactions.

Company Response:

As you note, on May 25, 2023, Vince, LLC (the “LLC”), an indirectly wholly owned subsidiary of the Company, closed on the sale to ABG-Vince LLC (“ABG Vince”), an indirect subsidiary of Authentic Brands Group, LLC (“Authentic”), of all the intellectual property related to the business operated under the VINCE brand (the “Vince IP Assets”), pursuant to the Intellectual Property Asset Purchase Agreement (the “Asset Purchase Agreement”), dated as of April 21, 2023, by and among the LLC, ABG Vince, the Company and ABG Intermediate Holdings 2 LLC, an indirect subsidiary of Authentic, in exchange for the aggregate consideration consisting of (i) ABG Vince making a cash payment equal to $76,500, and (ii) ABG Vince issuing units of ABG Vince to the LLC, representing a 25% non-controlling equity interest in ABG Vince (the “Asset Sale”). In connection with the Asset Sale, the LLC entered into a License Agreement (the “License Agreement”), dated as of May 25, 2023, by and between ABG Vince and the LLC, which provides the LLC with a license to use the Vince IP Assets as the Licensed Property, within the territories and the product categories as set forth in the License Agreement as disclosed in Note 1. Description of Business and Basis of Presentation – (F) Recent Transactions – License Agreement to the Unaudited Condensed Consolidated Financial Statements included in the Quarterly Report.

In April 2023, the Company’s board of directors (the “Board”) unanimously voted to approve the Asset Sale and the related transaction documents, including the Asset Purchase Agreement and the License Agreement. In the course of reaching its decision, the Board considered a broad range of factors. The business purposes of these transactions, including each of the material factors the Board considered for making its decision, are listed and described in detail beginning on page 10 of our Information Statement on Schedule 14C, which was filed with the Commission on May 4, 2023. After evaluating these factors and consulting with its legal counsel, the Board determined that the Asset Sale was fair to and in the best interests of, the Company’s stockholders.

o
If any of the parties to the transactions are associated/affiliated with you in any way.

Company Response:

None of the parties to the transactions described above at the time of the transactions were associated or affiliated with the Company, the LLC or any of their respective affiliates in any way, nor were any of the parties to the transactions an entity under common control.

For the sake of clarity, as described above, as part of the consideration in the Asset Sale, ABG Vince issued units of ABG Vince to the LLC, representing a 25% non-controlling equity interest in ABG Vince. Therefore, upon the execution and completion of the Asset Purchase Agreement, the LLC held a 25% non-controlling equity interest in ABG Vince, accounted for by the equity method. For this reason, in accordance with ASC 850-10-20, ABG Vince became a related party of the LLC and the subsequent transactions under the License Agreement as well as the Amended and Restated Limited Liability Company Agreement of ABG Vince (the “ABG Vince LLC Agreement”) were disclosed as Related Party Transactions in the notes to the Unaudited Condensed Consolidated Financial Statements included in the Quarterly Report.

o
How you determined recognition of the total gain in the current period. Include citation of applicable guidance in your response.

Company Response:

We determined that the Asset Sale was within the scope of subtopic ASC 610-20 Gains and Losses from the Derecognition of Nonfinancial Assets (“the Subtopic”). In arriving at this determination, we considered that the Vince IP Assets, which were the sole assets transferred by the LLC in the Asset Sale, were intangible assets and in accordance with ASC 610-20-15-2, derecognition of intangible assets were within the scope of the Subtopic.

In accordance with ASC 610-20-25-2, we first determined the LLC lost control of the Vince IP Assets per the guidance under ASC 810 as the LLC sold the Vince IP Assets to ABG Vince, a counterparty in which the LLC does not have a controlling financial interest. We then further evaluated the transaction in accordance with the guidance in ASC 610-20-25-5 through 25-7, which requires assessment under the provisions of

ASC 606. We determined the Asset Purchase Agreement met the contract criteria under ASC 606-10-25-1 as the LLC and ABG Vince approved the Asset Purchase Agreement in writing thereby committing the LLC and ABG Vince to perform their respective obligations. The rights to the Vince IP Assets to be transferred and the consideration promised to be paid for the Vince IP Assets were explicitly identified in the Asset Purchase Agreement. The LLC collected all of the consideration promised per the Asset Purchase Agreement and ABG Vince accepted the Vince IP Assets at the time the Asset Purchase Agreement was executed and completed. The transfer of the Vince IP Assets represented the LLC’s only performance obligation under the Asset Purchase Agreement and there were no additional performance obligations to be satisfied subsequent to the execution and completion of the Asset Purchase Agreement, nor were there post-sale restrictions or repurchase agreements. In accordance with ASC 606-10-25-30, which references guidance in paragraphs 606-10-25-23 through 25-26, we determined ABG Vince gained control, and therefore the ability to direct the use of, and obtain substantially all of the remaining benefits from the Vince IP Assets at the point in time in which the Asset Purchase Agreement was executed and completed. We also determined this represented the point in time in which the LLC met the criteria to derecognize the Vince IP Assets and therefore recognize the gain on the Asset Sale.

o
What consideration was given to treating these transactions akin to a sale/leaseback in which the gain would be recognized over the term of the license agreement. Refer to the guidance in ASC 842-40.

Company Response:

The License Agreement provides the Company with a license to use the Licensed Property limited to the territories and product categories defined in the License Agreement as disclosed in Note 1-Description of Business and Basis of Presentation - F. Recent Transactions – License Agreement to the Unaudited Condensed Consolidated Financial Statements included in the Quarterly Report. We considered that in accordance with ASC 842-10-15-1, intangible assets are not within the scope of ASC 842 and therefore the License Agreement is not within the scope of ASC 842-40.

Please contact SVP, General Counsel, Secretary & Investor Relations, Akiko Okuma, at 212 (515) 2695 with any additional questions.

Sincerely,

/s/ Akiko Okuma
Akiko Okuma
General Counsel
Vince Holding Corp.